FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: May 25, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of Separation of Medical Material Businesses through Corporate Splits

(Translation)

May 21, 2004

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Name of Company Listed:	Kobe Steel, Ltd.

Name of Representative:	Yasuo Inubushi
President and Director
(Code Number: 5406, The First Section of the Tokyo Stock Exchange, The First section of the Osaka securities Exchange, The First Section of the Nagoya Stock Exchange)

Re:	Notice of Separation of Medical Material Businesses through Corporate Splits

In connection with the business consolidation between Kyocera Corporation (hereinafter referred to as “Kyocera”) and Kobe Steel, Ltd. (hereinafter referred to as “Kobe Steel”) in medical material businesses, which was announced on April 28, 2004, the meetings of their respective Boards of Directors held on May 21, 2004, resolved that the medical material businesses of both companies shall be separated from their other businesses through corporate splits and shall be amalgamated into Japan Medical Materials Corporation (hereinafter referred to as “Newco”), a successor company to be jointly established by Kyocera and Kobe Steel, effective as from September 1, 2004.

1.	Purpose of Corporate Splits

Currently, the domestic size of the market for artificial joints is approximately 73.5 billion yen, which are used for medical treatment of osteoarthritis and chronic articular rheumatism, which are often seen among older people. Overseas manufacturers have been participating in the Japanese market for the past 40 years, and with abundant clinical experience, they control a majority in aggregate of market (Source: Yano Research Institute, Ltd.; 2002). However, there has been substantial demand from domestic medical institutions to develop artificial joints, which match the body types and lifestyles of Japanese people, and Kyocera and Kobe Steel both have been providing such artificial joints, taking advantage of the merits of the features of the materials and processing technologies.

As the Japanese demographic is aging, the corporate splits are made to capture expanding market demands and provide outstanding products thereto. For such purpose Newco will integrate the advantages of the two leading companies in the artificial joint business, namely, the knowledge and processing technologies of Kyocera in ceramic materials and Kobe Steel in titanium materials and will maximize synergies resulting from the consolidation of their development, manufacturing and marketing divisions, and Newco will become a medical material specialist, which is unique in the world. Newco will conduct business not only in Japan but all over Asia, and will aim to develop its business on a global scale, targeting markets all over the world.

2.	Terms and Conditions of Corporate Splits (Simple Method)

(1)	Time table of Corporate Splits

May 21, 2004:	Meetings of the Boards of Directors to approve the corporate splits

May 21, 2004:	Preparation of the Plan for the corporate splits

September 1, 2004 (scheduled):	Effective date of corporate splits

September 1, 2004 (scheduled):	Registration in the Commercial Register of the corporate splits

(2)	Method of Corporate Splits

(i)	Method of corporate splits

Corporate Splits by Kyocera and Kobe Steel to jointly establish Newco, in which Kyocera and Kobe Steel shall be the splitting companies and Newco shall be the successor company.

(ii)	The reason adopting method of corporate splits

As compared with the traditional procedures for the incorporation of Newco and transfer of businesses thereto, the corporate splits adopted enable the smooth incorporation of Newco and amalgamation into it of the split businesses.

(3)	Allocation of Shares

(i)	Ratio of allocation of shares

At the time of incorporation of Newco, the shareholding ratios of Kyocera and Kobe Steel in Newco shall be 77% and 23%, respectively. Newco shall newly issue 50,000 shares of Common Stock of Newco and allocate 38,500 shares and 11,500 shares to Kyocera and Kobe Steel, respectively.

(ii)	Basis of the calculation of ratio of allocation of shares

Kyocera and Kobe Steel calculated the ratio generally taking into consideration value of the split businesses of Kyocera and Kobe Steel calculated by discounted cash flow method, amount of assets belonging to the split businesses, profits derived from split businesses and other various factors. Making reference to the results of such calculations, Kyocera and Kobe Steel negotiated to reach an agreement as to the ratio of allocation of shares set forth above.

(4)	Cash Distribution in Corporate Splits

There will be no cash distribution in the corporate splits.

(5)	Rights and Obligations to be succeeded by Newco

Newco will succeed to the assets and liabilities related to the amalgamated businesses necessary for the operation of Newco and rights and obligations relating thereto.

(6)	Expectation as to the Performance of the Debts

It is judged that the obligations to be undertaken by Newco, Kyocera and Kobe Steel as a result of the corporate splits shall be duly performed.

(7)	New Directors and Auditors newly assuming office in Newco

Director:	Yasuo Nishiguchi
Director:	Kenji Sano
Director:	Hideo Ashida
Director:	Tomohiro Tsuda
Director:	Hideaki Okimatsu
Director:	Masahiro Umemura
Director:	Hiroshi Sato

Corporate Auditor:	Hiroshi Hato
Corporate Auditor:	Yasuo Akashi
Corporate Auditor:	Hideki Ishida

3.	Outline of Parties to Splitting Companies (As of March 31, 2004)

(1) Company Name	Kyocera (Splitting Company)	Kobe Steel (Splitting Company)

(2) Businesses	Business relating to fine ceramics, electronic devices, equipment and others	Business relating to steel, aluminum & copper, city environment, engineering, machinery, real estate, & other businesses

(3) Date of Incorporation	April, 1959	June, 1911

(4) Location of Headquarters	Fushimi-ku, Kyoto	Chuo-ku, Kobe

(5) Representatives	Yasuo Nishiguchi President and Director	Yasuo Inubushi President and Director

(6) Capital Amount	115,703 million yen	218,163 million yen

(7)	Number of Shares Issued and Outstanding	191,309,290 shares (out of which 3,825,037 shares are treasury stock)		2,976,070,294 shares (out of which 1,460,462 shares are treasury stock)

(8)	Shareholders’ Equity	1,029,738 million yen		342,738 million yen

(9)	Total Asset	1,241,012 million yen		1,411,731 million yen

(10)	Fiscal Year End	March 31		March 31

(11)	Number of Employees	13,604		8,586

(12)	Principal Suppliers and Customers	Suppliers Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp.		It is widely providing domestic and overseas customers steels, welding rod, rolled aluminum and copper, and various plants and machineries.
		Customers Fujitsu Ltd. Hitachi, Ltd. NEC Corp.

(13)	Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	8.72%	Japan Trustee Services Bank, Ltd. (Trust Account)	6.82%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	6.63%	The Master Trust Bank of Japan, Ltd. (Trust Account)	6.47%
		The Bank of Kyoto, Ltd.	3.86%	Nippon Life Insurance Company	4.74%
		Kazuo Inamori	3.64%	Mizuho Corporate Bank, Ltd.	2.36%
		Inamori Foundation	2.50%	Nippon Steel Corporation	1.80%
				Sumitomo Metal Industries, Ltd.	1.80%
				UFJ Bank Ltd.	1.76%

(14)	Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.		Mizuho Corporate Bank, Ltd. UFJ Bank Ltd. Sumitomo Mitsui Banking Corp.

(15)	Relationship between the splitting companies	Capital relationship: N/A
		Personnel relationship: N/A
		Transactional relationship: No material ones

(16) Performance of Recent 3 Fiscal Years

							(Millions of Yen)
	Kyocera (Splitting Company)						Kobe Steel (Splitting Company)
Fiscal Year	Ended March, 2002		Ended March, 2003		Ended March, 2004		Ended March, 2002		Ended March, 2003		Ended March, 2004
Net Sales	499,264		482,834		494,035		793,952		807,231		801,118
Recurring Profit (or Loss)	56,412		54,685		61,788		-4,010		20,263		25,251
Net Income	34,475		27,923		60,663		-20,991		-4,859		15,884
Net Income per Share	182.36	yen	149.45	yen	324.70	yen	-7.39	yen	-1.67	yen	5.34	yen
Dividend per Share	60.00	yen	60.00	yen	60.00	yen	—		—		1.50	yen
Shareholders Equity per Share	4,652.07	yen	4,676.97	yen	5,492.08	yen	108.93	yen	105.35	yen	115.22	yen

4.	Outline of the Split Businesses

(1)	The substances of the split businesses

Research and development, manufacture and sales of medical equipment and materials and components thereof, wholesale of health food and other businesses incidental thereto.

(2)	Result of the split businesses for the fiscal year ended March 31, 2004 (in million yen)

Kyocera

	Split business (a)	Result of Kyocera for the fiscal year ended March 31, 2004 (b)	Percentage (a/b)
Net sales	10,031	494,035	2.0%

Kobe Steel

	Split business (a)	Result of Kobe steel for the fiscal year ended March 31, 2004 (b)	Percentage (a/b)
Net sales	2,832	801,118	0.35%

(3)	Items of Assets and Liabilities and Amounts thereof (as of March 31, 2004)

(in millions of yen)

Kyocera

Assets		Liabilities
Items	Book value	Items	Book value
Assets	7,237	Liabilities	672

Total	7,237	Total	672

Kobe Steel

Assets		Liabilities
Items	Book value	Items	Book value
Assets	2,845	Liabilities	279

Total	2,845	Total	279

(4) Outline of Newco

(1) Company Name	Japan Medical Materials Corporation

(2) Businesses

–  Manufacture, sale and research of medical equipment and materials and components thereof;

–  Lease of medical equipment and components thereof;

–  Wholesale and retail sale of health food; and

–  Other businesses incidental to the above.

(3) Date of Incorporation	September 1, 2004 (scheduled)

(4) Location of Headquarters	Osaka-shi, Osaka

(5) Capital Amount	2,500 million yen

(6) Number of shares issued and outstanding	50,000 shares

(7) Fiscal Year End	March 31

(8) Principal Shareholders and Their Shareholding Ratios	Kyocera: 77% Kobe Steel: 23%

(9) Relationship between the splitting companies

Capital relationship: as set out in (8) above

Personnel relationship: Kyocera will forward five directors and two corporate auditors. Kobe steel will forward two directors and one corporate auditor.

Transactional relationship: Kyocera and Kobe steel are planning to supply materials for artificial joints, etc. to Newco

5.	Status of the Splitting Companies after Corporate Splits

(1)	Company names, businesses, locations of headquarters, representatives, capital amounts and fiscal year end.

There will be no change in those matters in both of Kyocera and Kobe Steel.

(2)	Total assets

In each of Kyocera and Kobe Steel, amount of total assets will be reduced by the amount of the liabilities to be amalgamated into Newco therefrom.

(3)	Impact to the performance of businesses

Both of Kyocera and Kobe Steel do not expect any material impact to the performance and financial conditions thereof as a result of the corporate splits.